Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                      Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4  Canada

Item 2:                      Date of Material Change

The material change occurred on December 30, 2010.

Item 3:                      News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on December 30, 2010.

Item 4:                      Summary of Material Change

On December 30, 2010, Minera Andes Inc. (“Minera Andes” or the “Corporation”) announced that it will be issuing notice of accelerated expiry to the holders of approximately 15,352,100 share purchase warrants of the Company (the “Warrants”) which were issued pursuant to a “bought deal” underwritten financing completed in August 2009.  Each warrant was exercisable to purchase one common share of the Company at a price of $1.25 Canadian per common share until August 19, 2014.

Item 5:                      Full Description of Material Change

On December 30, 2010, Minera Andes announced that it will be issuing notice of accelerated expiry to the holders of approximately 15,352,100 Warrants of the Company which were issued pursuant to a “bought deal” underwritten financing completed in August 2009.  Each warrant was exercisable to purchase one common share of the Company at a price of $1.25 Canadian per common share until August 19, 2014.

Pursuant to the terms of a warrant indenture governing the Warrants, the expiry of the Warrants may be accelerated at any time prior to the expiry of the Warrants if the volume weighted average trading price of the underlying common shares listed on the Toronto Stock Exchange ("TSX") is greater than CDN$2.50 for 20 consecutive trading days, at which time the Company may give notice to the Warrant holders that the Warrants will expire on the 30th day after the date on which such notice is given.

Effective at market close on Wednesday, December 29, 2010, the Company's volume weighted average trading price for each of the past 20 consecutive trading days exceeded $2.50 Canadian.  A Notice of Acceleration dated December 30, 2010 will be mailed to Warrant holders to advise that the expiry date of the Warrants is being accelerated to 5 p.m. (Toronto time) on January 31, 2011 (the "Early Expiry Time"). Any Warrants remaining unexercised after the expiration of the Early Expiry Time will be cancelled and will thereafter be of no force or effect.

Although it is unknown how many Warrants will be exercised, in the event that all Warrants are exercised, the Company will receive approximately $19 million which will be added to working capital.

How to Exercise Warrants

Warrant holders who wish to exercise their Warrants should instruct their investment advisor for an “immediate exercise” and be prepared to provide payment (by certified cheque, bank draft or money order payable to Minera Andes Inc.) to their advisor firm equal to the exercise price for each warrant exercised. Once Computershare receives payment and required documentation the Warrants will be cancelled and the warrant holder will receive Minera Andes common shares.

Investors should consult with their investment advisor to confirm the time required to complete this process and other costs associated with the exercise, if any.

Warrant holders who hold a physical certificate wishing to exercise warrants need to provide Computershare with a certified cheque, bank draft or money order payable to Minera Andes Inc., an exercise form and warrant certificate. For assistance, contact Computershare Trust Company of Canada directly at 1-800-564-6253.

Item 5.2:                      Disclosure for Restructuring Transactions

Not applicable.

Item 6:                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                      Omitted Information

Not applicable.

Item 8:                      Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report, and who can be contacted is Nils Engelstad, Vice President Corporate Affairs of the Corporation.  He can be reached at 647-258-0395.

Item 9:                      Date of Report

December 30, 2010.